UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 12, 2002

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. Third and Fourth Quarters and Full Year 2002

The forecast items for the third and fourth quarters and full year 2002 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. Third and fourth quarter production data includes the potential impact of production moderation in North America due to current Henry Hub price and location differentials and a revised current drilling and completion schedule. Full Year 2002 production has been updated to reflect this information. In the event that prices and/or location differentials significantly change, EOG may modify drilling and production as appropriate.

The company does not provide guidance on other income, other expense, or gain or loss on sales of reserves and related assets unless specifically noted.

Estimates are provided in the attached table.

II. 2002 Natural Gas and Crude Oil Financial Price Swap Contracts

- Natural Gas Financial Price Swap Contracts - Tabulated below is a summary of EOG's 2002 natural gas financial price swap contracts. EOG accounts for these swap contracts under mark-to-market accounting.

	Average Price ($/MMBtu)	Volume (MMBtud)
July (closed)	$ 3.19	100,000
August (closed)	$ 3.21	100,000
September and October	$ 3.22	100,000
November and December	$ 3.35	75,000

- Crude Oil Financial Price Swap Contracts - EOG has contracts in place covering notional volumes of two thousand barrels of oil per day at a price of $21.50 per barrel for the period March 2002 through December 2002. Crude oil financial price swap contracts for the period March 2002 through July 2002 are closed. EOG accounts for these swap contracts under mark-to-market accounting.

III. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products and interest rates; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

<u>Definitions</u>

$/Bbl	US Dollars per barrel
$/MMBtu	US Dollars per million British thermal units
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
MMBtud	Million British thermal units per day
MMcfd	Million cubic feet per day
Mbd	Thousand barrels per day
WTI	West Texas Intermediate
MM	Millions
NYMEX	New York Mercantile Exchange
$MM	US Dollars in millions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: August 12, 2002

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President, Accounting
and Land Administration
(Principal Accounting Officer)

EOG Resources, Inc.
Estimated Ranges

	3Q 2002			4Q 2002			Full Year 2002		
Daily Production									
Natural Gas (MMcfd)									
US	615	-	630	625	-	650	625	-	636
Canada	145	-	155	145	-	165	148	-	156
Trinidad	145	-	155	130	-	145	122	-	130
Total	905	-	940	900	-	960	895	-	922
Crude Oil (Mbd)									
US	17.5	-	19.0	17.0	-	18.0	18.4	-	19.0
Canada	1.8	-	2.1	1.5	-	2.0	1.7	-	2.0
Trinidad	2.4	-	2.9	2.2	-	2.6	2.1	-	2.4
Total	21.7	-	24.0	20.7	-	22.6	22.2	-	23.4
Natural Gas Liquids (Mbd)									
US	2.0	-	3.5	2.0	-	3.5	2.6	-	3.4
Canada	0.5	-	1.0	0.5	-	1.0	0.5	-	0.9
Total	2.5	-	4.5	2.5	-	4.5	3.1	-	4.3
Operating Costs									
Unit Costs ($/Mcfe)									
Lease and Well	$0.43	-	$0.46	$0.44	-	$0.47	$0.43	-	$0.46
Total Depreciation, Depletion and Amortization	$0.96	-	$0.99	$0.98	-	$1.02	$0.98	-	$1.01
Expenses ($MM)									
Exploration, Dry Hole and Impairment	37.0	-	47.0	32.0	-	47.0	140.0	-	170.0
General and Administrative	19.0	-	22.0	20.0	-	22.0	80.0	-	90.0
Capitalized Interest	2.0	-	2.2	2.0	-	2.2	8.5	-	9.0
Net Interest	14.0	-	16.0	15.0	-	18.0	55.0	-	60.0
Taxes Other than Income (% of Revenue)	6.9	-	7.1	6.7	-	7.2	6.8	-	7.0
Taxes									
Effective Rate	22%	-	30%	22%	-	30%	22%	-	30%
Deferred Ratio	25%	-	35%	35%	-	45%	35%	-	45%
Preferred Dividends ($MM)	2.5	-	3.0	2.5	-	3.0	11.0	-	11.5
Shares Outstanding (MM) at June 30, 2002									
Basic	115.8								
Diluted (based on stock price of $39.70)	117.7								
Capital Expenditures Excluding Acquisitions and Trinidad Ammonia Investments ($MM) - FY 2002									
North America							700	-	745
International							45	-	55
Total							745	-	800
Pricing									
Natural Gas ($/Mcf)									
Differentials (include the effect of physical contracts)									
United States - below NYMEX Henry Hub	$0.05	-	$0.20	$0.15	-	$0.30	$0.12	-	$0.20
Canada - below NYMEX Henry Hub	$0.95	-	$1.15	$0.50	-	$0.70	$0.50	-	$0.70
Realizations									
Trinidad	$1.10	-	$1.20	$1.10	-	$1.20	$1.19	-	$1.24
Crude Oil ($/Bbl)									
Differentials									
US - below WTI	$1.50	-	$2.00	$1.50	-	$2.00	$1.47	-	$1.75
Canada - below WTI	$3.00	-	$4.00	$3.00	-	$3.75	$2.75	-	$3.25
Trinidad - below WTI	$3.25	-	$4.00	$3.25	-	$4.00	$3.00	-	$3.50